UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,364,694
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,364,694
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,694
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,364,694
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,364,694
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,694
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No 11 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, and December 31, 2009, respectively (together, the “Previously Filed Amendments”). This Amendment is being made to disclose acquisitions by the Reporting Persons of additional warrants to purchase Common Stock that were not previously reported on the Initial Statement or the Previously Filed Amendments. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons reported the acquisition of beneficial ownership of 10,700 shares of Common Stock and warrants to purchase 40,458 shares of Common Stock for cash in an aggregate amount of $135,172.97 using personal funds available on hand.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 404,902 shares of Common Stock and warrants to purchase 959,792 shares of Common Stock, which represents approximately 28.8% of the outstanding Common Stock as of November 16, 2009.  The calculation of this percentage is based on 3,786,129 shares of Common Stock outstanding as of November 16, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,364,694 shares of Common Stock, comprised of (i) 78,561 shares of Common Stock held of record by Mr. Brogdon; (ii) 85,392 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $2.50 per share; (iii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $3.00 per share; (iv) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of warrants vesting on September 24, 2010 held by Mr. Brogdon at an exercise price of $4.00 per share; (v) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of warrants vesting on September 24, 2011 held by Mr. Brogdon at an exercise price of $5.00 per share; (vi) 309,841 shares of Common Stock held of record by Ms. Brogdon; (vii) 460,500 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Ms. Brogdon at an exercise price of $2.50 per share; (viii) 16,500 shares of Common Stock held of record by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act; and (ix) 113,900 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act at an exercise price of $2.50 per share.  The warrants referred to in subsections (iii), (iv) and (v) of this paragraph were issued to Mr. Brogdon in connection with his being appointed a director of the Issuer in September 2009.  The warrants referred to in subsections (ii), (vii) and (ix) of this paragraph were amended on December 21, 2009, reducing the exercise price of such warrants from $5.40 per share to $2.50 per share as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2009.

The Cover Pages of this Amendment are incorporated herein by reference.

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(c).	The following table sets forth all transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement or the Previously Filed Amendments.

Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
12/30/2009*	4,700	$2.400	Open market	Ms. Brogdon
12/31/2009*	12,458	$2.495	Open market	Ms. Brogdon
01/06/2010*	2,000	$2.280	Open market	Ms. Brogdon
01/21/2010*	700	$2.230	Open market	Ms. Brogdon
01/22/2010	5,000	$4.000	Open market	Ms. Brogdon
01/22/2010*	4,500	$2.200	Open market	Ms. Brogdon
01/25/2010*	5,000	$2.010	Open market	Ms. Brogdon
01/26/2010	700	$3.950	Open market	Ms. Brogdon
01/26/2010*	1,900	$2.060	Open market	Ms. Brogdon
01/27/2010*	200	$2.200	Open market	Ms. Brogdon
01/29/2010*	5,000	$2.150	Open market	Ms. Brogdon
02/02/2010*	200	$2.100	Open market	Ms. Brogdon
02/03/2010*	700	$2.150	Open market	Ms. Brogdon
02/05/2010*	2,300	$2.200	Open market	Ms. Brogdon
02/10/2010	5,000	$4.080	Open market	Ms. Brogdon
2/10/2010*	800	$1.863	Open market	Ms. Brogdon

____________
*	Represents purchase of warrants to purchase shares of Common Stock.

(d).	Not applicable.

(e).	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2009
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2009
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon